BRASKEM S.A.
        National Register of Legal Entities (CNPJ) No.42.150.391/0001-70
                  Commercial Registry (NIRE) No. 29.300.006.939
                              Publicly-Held Company

                                  RELEVANT FACT

Braskem S.A. ("Braskem"), in compliance with the provision in CVM Instructions Nos. 319/99 and 358/02, wishes to inform its shareholders and the market of the following fact:

                                   BACKGROUND

This Relevant Fact is part of the current restructuring process the Brazilian petrochemical industry is presently undergoing, as described in previous relevant facts already disclosed by Braskem, dated July 31, 2001, July 26, 2002 and March 16, 2003 ("Relevant Facts").

On August 16, 2002, Braskem was incorporated with a view principally to securing significant operational synergies and establishing important competitive advantages from the enhancement of production scale gains and technology development valuation of human capital, as well as from aligning the interests of first and second generation company shareholders, in order to create the necessary conditions for the establishment of a world-class Brazilian petrochemical company.

Therefore, in accordance with the commitments that Braskem assumed in connection with the above mentioned Relevant Facts on the date it was established, its bylaws were amended to provide its shareholders with tag-along rights relating to the sale of their common and preferred shares on the same terms as those of the controlling shareholder in the event that control of Braskem is transferred, and on February 13, 2003, Braskem adhered to the "Special Corporate Governance Practices" issued by the Bovespa (Sao Paulo Stock Exchange), and now qualifies as a company with Level 1 Corporate Governance standards.

Also as part of this restructuring process, on March 31, 2003, Braskem merged into the controlled companies OPP Quimica S.A., Nitrocarbono S.A. and Economico S.A. Empreendimentos.

                NEW STAGE IN THE CORPORATE RESTRUCTURING PROCESS

Braskem is continuing to promote its corporate restructuring by way of the migration and purchase of the common shares held by minority shareholders in its second-generation subsidiary companies.

As part of a new stage, Braskem entered into several arms' length commitments with a view to transferring equity interests of holders of common shares in Trikem S.A. ("Trikem") and Polialden Petroquimica S.A. ("Polialden"), that is:
(a) Nissho Iwai Corporation ("Nissho Iwai"), which holds 43,948,380 common shares in Polialden, representing 16.67% of its voting capital, and 2,161,985,136 common shares in Trikem, representing 10.06% of its voting capital; and (b) Mitsubishi Chemical Corporation ("Mitsubishi"), which holds 43,948,380 common shares in


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Polialden,  representing 16.67% of its voting capital,  and 2,881,480,720 common shares in Trikem, representing 13.41% of its voting capital.

Mitsubishi opted to sell its equity interests in Trikem and Polialden, respectively, to Braskem. The aggregate price agreed for the acquisition of the shares issued by Trikem and Polialden, which are held by Mitsubishi, is R$28,007,992.60 and R$16,173,003.84, respectively. It has been established that there will be a cash payment by Braskem equal to 10% of the total purchase price, or R$4,418,099.64, with the balance converted into US dollars and paid after 4 years, although the balance may be paid earlier on the occurrence of certain conditions, as agreed to in the agreement.

If in their final decisions on the lawsuits that have been lodged against Polialden by the shareholders of Class "B" preferred shares, the courts find in favor of Polialden, or if the parties reach a definitive settlement of the matter, Mitsubishi shall be entitled to an additional payment of R$21,570,000.00. If Polialden does not prevail in this final decision then Mitsubishi shall be entitled to an additional payment of R$5,400,000.00. This payment will be made upon payment of the balance of the purchase price or, where the final decision on the lawsuits is issued after the total purchase price has been paid then 60 days after the final outcome of said suits.

The transaction agreed upon with Nissho Iwai provides for the exchange of its respective equity interests in Trikem and in Polialden for an equity interest in Braskem, on the basis of one (01) common share issued by Braskem to 69.47 common shares issued by Trikem, and one (01) common share issued by Braskem to 1.89 common shares in Polialden.

Upon conclusion of the above mentioned transactions and the merger described in detail below, Braskem shall become the holder of the common shares issued by Trikem and Polialden which are held by Mitsubishi and by Nissho Iwai, respectively.

In the case of all other holders of Trikem's common shares, including Portus - Instituto de Seguridade Social ("Portus"), which holds 1,522,312,099 common shares in Trikem, representing 7.09% of its voting capital, and individuals holding shares representing 0.0025% of its voting capital, Braskem will apply to the Brazilian Securities and Exchange Commission - CVM to register a public offering for an increase in its outstanding shares so to migrate to Braskem on the same basis of the exchange established at arm's length with Nissho Iwai. The Company has been discussing with Portus regarding its acceptance of the mentioned public offering.

                                     MERGER

Nissho Iwai holds 100% of the share capital of NI Participacoes Ltda. ("NI Par"), headquartered in the City and State of Rio de Janeiro, at Rua da Candelaria, 106, 3rd floor (part), downtown, CEP 20091-020, enrolled with the National Register of Legal Entities under No. 05.624.243/0001-14, the sole assets of which are its equity holdings in the share capital of Trikem and Polialden.

The transfer to Braskem of common shares issued by Trikem and Polialden, which are held by Nissho Iwai shall be made upon the merger of NI Par into Braskem.


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In view of the  explanations  given above,  Braskem's  Board of Directors,  at a meeting held on July 14, 2003, approved by unanimous decision of their members the proposed merger of NI Par into Braskem, with the Board of Directors having approved on this same date the summoning of a Special General Meeting to vote on the merger of NI Par.

In this process, Braskem will take over NI Par, and NI Par's shareholders' equity, valued at its book value, will be merged into Braskem, with Braskem to become its due successor with respect to all rights and obligations, as established in the Merger Protocol and Justification, pursuant to Law No. 6404/76. Once the merger is approved, the merged company (NI Par) shall be extinguished by operation of law.

                             APPRAISAL AND BASE DATE

The specialized company PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of Sao Paulo, at Av. Francisco Matarazzo, 1700, 7th to 11th and 13th to 20th floors, Torre Torino, enrolled with CNPJ/MF under No. 61.562.112/0004-73, appointed and designated as ratified by Braskem's General Shareholders Meeting, appraised NI Par's shareholders' equity at book value, based on the accounts included in the Balance Sheet of NI Par, prepared on May 31, 2003 ("Base Date"), for the purpose of accounting for this in Braskem's financial statements, and as a result, prepared the Accounting Appraisal Report, which will be submitted for the approval of the shareholders of Braskem.

According to this appraisal, the aggregate book value of NI Par's equity which is to be transferred to Braskem is R$39,654,868.71, it being hereby established that any changes in NI Par's shareholders' equity taking place between the Base Date and the date of the actual merger are to be directly appropriated by Braskem and accounted for in its financial statements, all due changes then to be made.

                     INCREASE IN THE SHARECAPITAL OF BRASKEM

As a result of the merger of NI Par into Braskem, according to the Accounting Appraisal Report and to allow for the issuance of Braskem shares, the share capital of Braskem will be increased by R$39,654,868.71, upon the issuance by Braskem of 54,314,531 new common shares, all entitled to the rights and privileges set forth in the bylaws of Braskem, to be granted to Nissho Iwai Corporation in exchange for the quotas of NI Par, which will be extinguished.

Thus, once the merger of NI Par into Braskem is approved, the share capital of Braskem will be an estimated R$1,887,422,093.94, divided into 1,280,405,679 common shares and 2,172,289,774 preferred shares, of which 2,160,832,034 are Class "A" preferred shares and 11,457,740 are Class "B" preferred shares.

                                  GENERAL TERMS

PricewaterhouseCoopers Auditores Independentes has represented to the Company that it has no relationship that could cause any current or potential conflict of interest or any common interests with the controlling shareholders of Braskem and of the companies involved in the transaction described in this Relevant Fact, their respective shareholders, majority or minority shareholders or with the NI Par merger itself.

                                      -3-

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The new shares  issued by  Braskem to be granted to Nissho  Iwai upon the merger will have the rights provided for in Braskem's bylaws on the date of the merger and will be entitled to dividends on conditions equal to those applicable to the respective existing classes of shares, including with respect to the fiscal year ending as at December 31, 2003.

This corporate restructuring will be reported to the U.S. Securities and Exchange Commission - SEC on Form 6-k.

This corporate restructuring will be part of concentration act No. 08012.005799/2001-92, of which the Administrative Council for Economic Defense - CADE was notified on September 18, 2001, and on which both the Economic
Oversight Office - SEAE and Economic Development Office - SDE have issued a favorable opinion.

The cost of carrying out the merger transaction referred to in this Relevant Fact will be an estimated R$ 2,000,000.00, including expenses related to publications and auditors', appraisers', consultants' and legal counselors' fees.

The Appraisal Report, the Merger Protocol and Justification, as well as all other pertinent documents will be made available to the shareholders of Braskem for examination as of July 16, 2003, from 09:00 a.m. to 5:00 p.m., at the address of Braskem's principal place of business, on Rua Eteno, 1561, COPEC, Camacari, State of Bahia (BA) and at that of NI Par's principal place of business. A copy of these materials will be available at the Brazilian Securities and Exchange Commission - CVM and at the Sao Paulo Stock Exchange - BOVESPA as of July 16, 2003. Any Braskem shareholders that wish to obtain additional information or to consult or examine the documents to be made available to them may contact the Investor Relations Department by calling (11) 3443-9531, with Mr. Jose Marcos Treiger, Vasco Barcellos or Luiz Henrique Valverde . A summary of the information related to this merger transaction is available on the Braskem website (www.braskem.com.br), in the Investor Relations Section.

                             Camacari, July 16, 2003


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                                  BRASKEM S.A.
                  Paul Elie Altit - Investor Relations Officer



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